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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
      SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13(a) AND 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                          Commission file number 1-5064

                                  Jostens, Inc.
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             (Exact name of Registrant as specified in its charter)


5501 Norman Center Drive, Minneapolis, Minnesota          55437
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(Address of principal executive offices)                  (Zip code)

Registrant's telephone number, including area code: (952) 830-3300

Title of each class of securities covered by this Form:
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Common Stock, par value $0.33 1/3 per share
Preferred Stock Purchase Rights

Title of all other classes of securities for which a duty to file reports under
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section 13(a) or 15(d) remains:
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None

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4 (a) (1) (i)   [X]          Rule 12h-3 (b) (1) (i)   [X]
         Rule 12g-4 (a) (1) (ii)  [_]          Rule 12h-3 (b) (1) (ii)  [_]
         Rule 12g-4 (a) (2) (i)   [_]          Rule 12h-3 (b) (2) (i)   [_]
         Rule 12g-4 (a) (2) (ii)  [_]          Rule 12h-3 (b) (2) (ii)  [_]
                                               Rule 15d-6               [_]

Approximate number of holders of record as of the certification
or notice date:                200
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 Pursuant to the requirements of the Securities Exchange Act of 1934, Jostens,
  Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 22, 2000                      By /s/ William N. Priesmeyer
                                           -----------------------------------
                                           William N. Priesmeyer
                                           Senior Vice President and Chief
                                           Financial Officer
                                           (Chief Accounting Officer)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.